santé

OFFERING MEMORANDUM

facilitated by



Sante Conscious Concepts

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Sante Conscious Concepts
State of Organization	AZ
Date of Formation	11/02/2020
Entity Type	Limited Liability Company
Street Address	7126 E Osborn Rd Unit 2024, Scottsdale AZ, 85251
Website Address	lovesante.com

(B) Directors and Officers of the Company

Key Person	Nicholas Neuman
Position with the Company Title First Year	 Owner/partner 2020
Other business experience (last three years)	***Santé Conscious concepts*** *- Owner/Partner (Jan 2020 - Present)* **EVO Restaurant** - Owner (2016 - Present) As a restaurant owner and fine dining expert, he brings with him extensive professional experience of almost 28 years and still growing. Throughout college and beyond years he worked in every level of various restaurants and gained expertise and a unique perspective on front-of-house operations. Using his extensive skills in leadership, restaurant operations and hospitality Nick has successfully launched and successfully operated, EVO, a staple restaurant in the old town of Scottsdale.

Key Person	Nicole Scegiel

Position with the Company
                          Title
                First Year
	
	Owner, partner
	2020

Other business experience (last three years)	***Santé Conscious concepts*** - *Owner partner Creative director (Jan 2020 - Present)* ***Standford Online*** - *Nutrition science (Jan 2021 - Present)* **Health And Wellness Coach** - (Feb 2019 - Present) Nico has been around the restaurant industry her entire life. The daughter of an award-winning executive chef. Before she knew it, she was working in restaurants in Scottsdale, tending bars, serving tables, and being a part of restaurants' opening teams for countless years. Now, she's marrying her love of the restaurant industry with the passion she has for food health and health education.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Nicholas Neuman	50%
Nicole Scegiel	50%

(D) The Company's Business and Business Plan

Our Mission

"Let us eat to live and live longer to eat" - Sourcing sustainability from as many regenerative farms as we can is our main priority, as we believe that this is the direction we must take as a community and industry.

- We are committed to these practices and aim to educate our community about this mission.
- All of our ingredients are sourced from small farms with humanely raised livestock, ensuring that animal products and byproducts will not carry any harmful chemicals or GMOs to our guests.
- The culinary team has created diverse menu options that cater to any diner, regardless of

their bio-individual needs or dietary restrictions.

- Santé's menu not only caters to these individual needs but also create an inclusive dining environment for all parties to enjoy a meal together.

Our Story

Santé believes that food is more than just the fuel that keeps you going throughout the day. It can actively heal your body when the base ingredients are grown regeneratively, organically, and ethically. We believe we have the ability to change a million lives for the better.

- Santė is a contemporary global fusion with a Beyond organic farm to table heritage, using traditional and classic regional diction with thoughtful, local and organic growers and to guide guests through the ever changing landscape of the booming Arizona culinary movement.More details...
- The restaurant reinforces their scratch kitchen philosophy with handmade breads and pastries, in-house cured lox pickled veg, and produce and animal products from the best regenerative farms and ranches.
- The menu changes regularly based on seasonal fresh produce and offers an optional tasting format as a guided dining experience.
- Our global fusion cuisine is amplified by an exquisite, purposely-curated wine portfolio and a celebrated cocktail program.

The Team

Nico Doniele, Co-owner

Nico has been around the restaurant industry her entire life. The daughter of an award-winning executive chef. Before she knew it, she was working in restaurants in Scottsdale, tending bars, serving tables, and being a part of restaurants' opening teams for countless years. Now, she's marrying her love of the restaurant industry with the passion she has for food health and health education.

Through her travel through Central America and living/working abroad and in Italy and France, Nico expanded her knowledge for the celebration of local ingredients and how they were used through each season to heal and nourish the body.

Over 20 years ago, Nico began learning about the power of alternative healing, energy, meditation, and mindfulness when she studied Chinese Bodywork and Therapies at Southwest Institute for Healing Arts, & In the last five years, she has focused on meditation, personal growth, coaching, and nutrition, and received her Health Coaching certification from The Institute for Integrative Nutrition & Stanford University Nutrition Science and 300 H of Yoga teacher training @ Modo Yoga International.

Through struggles of her own with gut health issues, she found it difficult to find places where she could eat and celebrate food with her friends. Furthermore, being a change maker she found it difficult to find CONSCIOUS places to eat where all things were thought about.

By creating the concept Santé, it is her mission that eating out with diet restriction frustrations are a thing of the past and acknowledging that the choices WE make for our planet, are the future.

Nick Neuman, Co-owner

Nick has a strong belief that serving food is not just providing fuel for the body but an experience for the mind, heart, and soul.

He strives to create fine dining experiences for all, where people can enjoy with friends, family, and the ones they love.

With Santé, Nick wanted to go all out with his passion for creating innovative culinary experiences and with a focus on taking care of our planet too.

He desires that people have a holistic understanding of the food they put in their bodies. He wants them to learn nutritional ways how to improve their body and mind from the inside out.

As a restaurant owner and fine dining expert, he brings with him extensive professional experience of almost 28 years and still growing.

Throughout college and beyond years he worked in every level of various restaurants and gained expertise and a unique perspective on front-of-house operations.

Using his extensive skills in leadership, restaurant operations and hospitality Nick has successfully launched and successfully operated, EVO, a staple restaurant in the old town of Scottsdale.

With a passion for travel, he loves to discover and explore more of the world around him. He strives to understand the diverse cultures, traditions, and heritage of the rich-historic places of the world.

Filled with people of different tastes, personalities, traits, behaviors, and qualities, he sees the world as a canvas to be painted with the experiential ideas of food and hospitality.

Saul Velazquez, Executive Chef
Eric Abaloz, Chef De Cuisine
Nathaniel Carrothers, Executive Sous

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	January 6, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operational reserves and payroll	$69,937	$115,630
Mainvest Compensation	$5,062.5	$8,370
TOTAL	$74,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page

- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 0.8%[2]
Payment Deadline	2028-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.91%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 0.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	0.5%
$87,250	0.6%
$99,500	0.7%
$111,750	0.7%
$124,000	0.8%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Nicholas Neuman	50%
Nicole Scegiel	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Navitas	$48,000	%	01/15/2023	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Santé has been operating since December 2021 and has since achieved the following milestones:

- Opened location in Scottsdale, AZ

- Achieved revenue of $47,275 in 2021 (Operating only in the last month of 2021), which then grew to $1,464,910 Year to date September 2022

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of October 2022 Santé has debt of $48,000 outstanding. This debt is sourced primarily from Navitas Capital and will be senior to any investment raised on Mainvest. In addition to the Santé's outstanding debt and the debt raised on Mainvest, Santé may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,250,000	$3,900,000	$4,680,000	$5,616,000	$6,739,200
Cost of Goods Sold	$1,137,500	$1,170,000	$1,404,000	$1,684,800	$2,021,760
Gross Profit	$2,112,500	$2,730,000	$3,276,000	$3,931,200	$4,717,440
EXPENSES					
Rent	$30,000	$30,750	$31,518	$32,305	$33,112
Utilities	$10,000	$10,250	$10,506	$10,768	$11,037
Salaries	$160,000	$192,000	$230,400	$276,480	$331,776
Insurance	$12,000	$12,300	$12,607	$12,922	$13,245
Equipment Lease	$1,000	$1,025	$1,050	$1,076	$1,102
Repairs & Maintenance	$5,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$4,000	$4,100	$4,202	$4,307	$4,414
Employee Related Expenses	$975,000	$1,170,000	$1,404,000	$1,684,800	$2,021,760
Operating Profit	$915,500	$1,304,450	$1,576,464	$1,903,158	$2,295,476

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$425,800.00	$0.00
Cash & Cash Equivalents	$387,000.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$13,000.00	$0.00
Long-term Debt	$0	$0
Revenues/Sales	$47,275.82	$0.00
Cost of Goods Sold	$31,507.77	$0.00
Taxes Paid	$0	$0
Net Income	$-13,063.95	$0.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V